UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ZIOPHARM Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

98973P101

(CUSIP Number)

November 5, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following page(s)
Page 1 of 11 Pages

CUSIP No. 98973P101		Page 2 of 11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) WHITE ROCK CAPITAL MANAGEMENT, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a.	☐
	b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization TEXAS

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,627,879

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,627,879

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,627,879

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented By Amount in Row (9) 4.5%

12	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 98973P101		Page 3 of 11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) WHITE ROCK CAPITAL PARTNERS, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a.	☐
	b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization TEXAS

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,627,879

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,627,879

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,627,879

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented By Amount in Row (9) 4.5%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 98973P101		Page 4 of 11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) WHITE ROCK CAPITAL (TX), INC.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a.	☐
	b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization TEXAS

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,627,879

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,627,879

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,627,879

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented By Amount in Row (9) 4.5%

12	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 98973P101		Page 5 of 11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) THOMAS U. BARTON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a.	☐
	b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 235,955

	6	Shared Voting Power 9,863,834

	7	Sole Dispositive Power 235,955

	8	Shared Dispositive Power 9,863,834

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,863,834

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented By Amount in Row (9) 4.5%

12	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 98973P101		Page 6 of 11

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JOSEPH U. BARTON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
	a.	☐
	b.	☒

3	SEC Use Only

4	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 30,622

	6	Shared Voting Power 9,627,879

	7	Sole Dispositive Power 30,622

	8	Shared Dispositive Power 9,627,879

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,658,501

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented By Amount in Row (9) 4.5%

12	Type of Reporting Person (See Instructions) IN; HC

Amendment No. 3 to Schedule 13G

Explanatory Note:

This Amendment No. 3 (this “Amendment”) amends the statement on Schedule 13G originally filed on November 28, 2018 by the Reporting Persons.   Since January 30, 2020, the date the Reporting Persons filed Amendment No. 2 to the Schedule 13G, the Issuer has issued additional shares of its Common Stock in a financing transaction.  Primarily as a result of such issuance, and in combination with certain transactions effected by the Reporting Persons since January 30, 2020, the Reporting Persons have ceased to beneficially own more than five percent of the outstanding shares of Common Stock of the Issuer based on the number of outstanding shares of Common Stock reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2020 and filed on November 5, 2020.   As a result, this Amendment is being filed to disclose the Reporting Persons’ beneficial ownership as of the filing date of this Amendment and that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1(a)                                             Name of Issuer:

ZIOPHARM Oncology, Inc. (the “Issuer”).

Item 1(b)                                             Address of the Issuer’s Principal Executive Offices:

One First Avenue, Parris Building 34, Navy Yard Plaza
Boston, MA 02129

Item 2(a)                                             Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)                                     White Rock Capital Management, L.P., a Texas limited partnership (“White Rock Management”),

(ii)                                  White Rock Capital Partners, L.P., a Texas limited partnership (“White Rock Partners”),

(iii)                               White Rock Capital (TX), Inc., a Texas corporation (“White Rock, Inc.”),

(iv)                              Thomas U. Barton, and

(v)                                 Joseph U. Barton.

This statement relates to shares of common stock, par value $ 0.001 per share (the “Shares”), of the Issuer held for the account of White Rock Partners. White Rock Management may be deemed to exercise voting and/or dispositive power over the Shares held for the account of White Rock Partners.  The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc. In such capacities, each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the account of White Rock Partners.

Item 2(b)                                             Address of Principal Business Office or, if None, Residence:

The address and principal business office of each of White Rock Management, White Rock, Inc., White Rock Partners, Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)                                              Citizenship:

(i)                                     White Rock Management is a Texas limited partnership;

(ii)                                  White Rock Partners is a Texas limited partnership;

(iii)                               White Rock, Inc. is a Texas corporation;

(iv)                              Thomas U. Barton is a United States citizen; and

(v)                                 Joseph U. Barton is a United States citizen.

Item 2(d)                                             Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e)                                              CUSIP Number:

98973P101

Item 3.                                                         If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.                                                         Ownership:

Item 4(a)                                             Amount Beneficially Owned:

As of November 5, 2020, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i)                                     Each of White Rock Management, White Rock Partners and White Rock, Inc., may be deemed the beneficial owner of 9,627,879 Shares.

(ii)                                  Thomas U. Barton may be deemed the beneficial owner of 9,863,8348 Shares.

(iii)                               Joseph U. Barton may be deemed the beneficial owner of 9,658,501 Shares.

Item 4(b)                                             Percent of Class:

The number of Shares of which each of White Rock Management, White Rock, Inc., White Rock Partners and Messrs. Barton may be deemed to be the beneficial owner constitutes approximately 4.5% of the total number of Shares outstanding based upon (i) the 214,291,057 shares of the Issuer’s common stock outstanding as of October 29, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020, and (ii) the 3,787,879 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons.

Item 4(c)                                              Number of shares as to which the person has:

White Rock Management

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	9,627,879

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	9,627,879

White Rock Partners

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	9,627,879

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	9,627,879

White Rock, Inc.

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	9,627,879

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	9,627,879

Thomas U. Barton

(i)	Sole power to vote or to direct the vote:	235,955

(ii)	Shared power to vote or to direct the vote:	9,627,879

(iii)	Sole power to dispose or to direct the disposition of:	235,955

(iv)	Shared power to dispose or to direct the disposition of:	9,627,879

Joseph U. Barton

(i)	Sole power to vote or to direct the vote:	30,622

(ii)	Shared power to vote or to direct the vote:	9,627,879

(iii)	Sole power to dispose or to direct the disposition of:	30,622

(iv)	Shared power to dispose or to direct the disposition of:	9,627,879

Item 5.                                                         Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.                                                         Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.                                                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.                                                         Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                                                         Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                                                  Certification:

By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 18, 2020	WHITE ROCK CAPITAL MANAGEMENT, L.P.

	By:	White Rock Capital (TX), Inc.
Its General Partner

		By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: November 18, 2020	WHITE ROCK CAPITAL PARTNERS, L.P.

	By:	White Rock Capital Management, L.P.
Its General Partner

		By:	White Rock Capital (TX), Inc.
Its General Partner

			By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: November 18, 2020	WHITE ROCK CAPITAL (TX), INC.

	By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: November 18, 2020	THOMAS U. BARTON

	By:	/s/ Thomas U. Barton
Thomas U. Barton

Date: November 18, 2020	JOSEPH U. BARTON

	By:	/s/ Joseph U. Barton
Joseph U. Barton